GLAMIS GOLD LTD.
SUPPLEMENT TO THE NOTICE AND INFORMATION CIRCULAR
FOR THE
SPECIAL MEETING OF SHAREHOLDERS
IN RESPECT OF AN ARRANGEMENT
AMONG
GLAMIS GOLD LTD., ITS SHAREHOLDERS AND GOLDCORP INC.
To Be Held At
The Cheakamus Room,
The Fairmont Waterfront Hotel,
900 Canada Place Way
Vancouver, British Columbia
on October 26, 2006 at 9:30 a.m.
Dated as of October 13, 2006

SUPPLEMENT TO THE NOTICE AND INFORMATION CIRCULAR FOR
THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 26, 2006
     The information contained in this Supplement is in addition to and supplements the information contained in the Notice and Information Circular for the Special Meeting of Shareholders dated as of September 25, 2006 (the “Circular”) and forms part of the Circular. The information contained in this Supplement is given as at October 13, 2006, except where otherwise noted. To the extent that information in this Supplement differs from, updates or conflicts with information contained in the Circular, the information in this Supplement is more current and supersedes the information in the Circular. Unless defined elsewhere in this Supplement, all capitalized words and terms in this Supplement have the meaning given to them in the Circular.
     This Supplement includes information related to the Mineral Reserve and Mineral Resource estimates for the Red Lake Mines and information related to an application filed by Robert R. McEwen in the Ontario Superior Court of Justice naming Goldcorp as the respondent and requesting the Ontario court to, among other things, order Goldcorp to call a meeting of Goldcorp Shareholders to approve the transaction with Glamis.
     No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Supplement and the Circular and, if given or made, any such information or representation should be considered not to have been authorized by Glamis.
     This Supplement does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.
     Information contained in this Supplement should not be construed as legal, tax or financial advice and Glamis Shareholders are urged to consult their own professional advisers in connection therewith.
     All dollar amounts referred to herein are in U.S. dollars unless otherwise indicated.

NOTE TO UNITED STATES SHAREHOLDERS
     THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS SUPPLEMENT OR THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
     The Goldcorp Shares to be issued under the Arrangement have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under “Securities Laws Considerations” in the Circular. The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Supplement and the Circular have been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.
     Likewise, information concerning the properties and operations of Glamis and Goldcorp has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Supplement and the Circular are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.
     While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC. As such, certain information contained in this Supplement and the Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable.
     In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the SEC standards.
     The enforcement by Glamis Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Glamis and Goldcorp are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Glamis, Goldcorp, and those persons may be located outside the United States.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     Except for the statements of historical fact contained herein, the information presented in this Supplement constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance and condition of each of Glamis, Goldcorp and the Combined Company. Often, but not always, forward-looking statements and forward-looking information can be identified by words such as “plans”, “expects”, “may”, “should”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved. Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis, Goldcorp or the Combined Company to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements or forward-looking information. Such risks and other factors include, among others, actual results of exploration activities, actual results of reclamation activities, estimation or realization of mineral reserves and resources, timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of metal, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, risks associated with international operations, risks related to joint venture operations, risks related to the integration of acquisitions, as well as those factors discussed under “The Narrative Description of the Business — Risk Factors” in Glamis’ Annual Information Form for the year ended December 31, 2005 and under “Description of Business — Risk Factors” in Goldcorp’s Renewal Annual Information Form for the year ended December 31, 2005. In addition, there are certain risks related to the consummation of the Arrangement and the business and operations of the Combined Company including, but not limited to, realizing the increased earnings and enhanced growth opportunities currently anticipated for the Combined Company, realizing the benefits of the Combined Company’s growth projects, meeting key production and cost estimates by the Combined Company, construction and technological risks related to the Combined Company, capital requirements and operating risks associated with the expanded operations of the Combined Company, the market price of the shares of the Combined Company, the possible outcome of the McEwen application, including the possibility that Goldcorp Shareholder approval is required, and other risks discussed in this Supplement and the Circular. Although Glamis and Goldcorp have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information in this Supplement and the Circular, and the documents incorporated by reference therein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information in this Supplement and the Circular, nor in the documents incorporated by reference therein.
     Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the mining industry and Glamis’ and Goldcorp’s general expectations concerning the mining industry, Glamis, Goldcorp and the Combined Company are based on estimates prepared by Glamis or Goldcorp using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Glamis and Goldcorp believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, these data are inherently imprecise. While Glamis and Goldcorp are not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.
     Neither Glamis nor Goldcorp undertakes any obligation to update any of the forward-looking statements or forward-looking information in this Supplement, except as otherwise required by law.
INFORMATION PERTAINING TO GOLDCORP
     CERTAIN INFORMATION PERTAINING TO GOLDCORP INCLUDED HEREIN HAS BEEN PROVIDED BY GOLDCORP OR IS BASED ON PUBLICLY AVAILABLE DOCUMENTS AND RECORDS ON FILE WITH THE CANADIAN SECURITIES AUTHORITIES OR THE SEC AND OTHER PUBLIC SOURCES. ALTHOUGH GLAMIS DOES NOT HAVE ANY KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, GLAMIS ASSUMES NO RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION, NOR FOR THE FAILURE BY SUCH OTHER PERSONS TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR WHICH MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO GLAMIS.

INFORMATION CONCERNING GOLDCORP
Mineral Reserve and Mineral Resource Estimates for the Red Lake Mines
Exemptive Relief
     Goldcorp and Glamis are requesting appropriate exemptive relief from the relevant securities regulatory authorities with respect to the requirement to file a current technical report for the Red Lake Mines, provided that Goldcorp files the report (the “Red Lake Mines Technical Report”) within 45 days after the date the Circular was filed on SEDAR.
Amended Presentation of the Mineral Reserve and Mineral Resource Estimates for the Red Lake Mines
     Goldcorp has owned and operated the Red Lake Mine Complex, in Red Lake, Ontario, Canada, for many years. On May 12, 2006, Goldcorp acquired from Barrick Gold the adjacent Campbell Mine Complex, formerly owned and operated by Placer Dome Inc. (“Placer Dome”). As Goldcorp is in the process of consolidating the two mining complexes, the Mineral Reserve and Mineral Resource estimates for the Red Lake Mines as of December 31, 2005 given in the tables on pages 95 and 96 of the Circular combine the Mineral Reserves for the Red Lake Complex and the Campbell Complex and the Mineral Resources for the Red Lake Complex and the Campbell Complex . The Mineral Reserve and Mineral Resource estimates for the Red Lake Complex were calculated by personnel of Goldcorp and have been audited by Watts Griffis & McOuat Limited (“WGM”) and the Mineral Reserve and Mineral Resource estimates for the Campbell Complex were calculated by personnel of Placer Dome and were disclosed by Placer Dome in its press release dated February 20, 2006 announcing Placer Dome’s 2005 Fourth Quarter results of operations.
     The Mineral Reserve and Mineral Resource estimates for the Campbell Complex were calculated in accordance with NI 43-101 and Placer Dome’s previously established policies and procedures and have not been independently verified by Goldcorp. The resource estimation method used by Placer Dome is not consistent with Goldcorp’s methodology of computing Mineral Resources. As part of the ongoing independent audit of the Mineral Reserves and Mineral Resources at the Campbell Complex, WGM recommended that Goldcorp employ a cut-off grade for Mineral Resources closer to the cut-off grade for Mineral Reserves when preparing the updated Mineral Resource estimate for the Campbell Complex. Goldcorp believes that the in situ cut-off grade used by Placer Dome for its underground Mineral Resource estimate at the Campbell Complex does not reflect Goldcorp’s estimate of the minimum grades at minimum mining widths currently required for a reasonable probability of economic extraction, and is below the cut-off grade that will be utilized by Goldcorp in an updated estimate of Mineral Reserves and Mineral Resources for the Red Lake Mines. With several different mining methods employed, Placer Dome used an average cut-off grade of 2.05 grams of gold per tonne in its estimation of Mineral Resources and an average cut-off grade of 11.93 grams of gold per tonne in its estimation of underground Mineral Reserves for the Campbell Complex as of December 31, 2005. As a result, Goldcorp expects that the updated Mineral Reserve and Mineral Resource estimates to be contained in the Red Lake Mines Technical Report will show a decrease in the amount of Mineral Resources (excluding Mineral Reserves) for the Campbell Complex from those stated by Placer Dome as of December 31, 2005, mainly as a result of removing the lower grade portion of the Mineral Resources reported by Placer Dome. No reduction in the Mineral Reserve estimate for the Campbell Complex is expected.
     Goldcorp is currently preparing updated Mineral Reserve and Mineral Resource estimates for the Red Lake Mines which will use a new set of cut-off grades that will recognize the combined benefits and synergies of both operations, and expects to complete and file the Red Lake Mines Technical Report by November 17, 2006. Goldcorp cannot provide an estimate of the possible reduction in the underground Mineral Resources for the Campbell Complex at this time, although it does not expect any such reduction to have a Material Adverse Effect on Goldcorp.
     The Mineral Reserve and Mineral Resource estimates for the Red Lake Mines as of December 31, 2005 have been presented separately for each of the Red Lake Complex and the Campbell Complex in the following tables:
Proven and Probable Mineral Reserves (3)

Mine	Category	Tonnes	Gold Grade	Contained Gold
		(000s)	(grams	(ounces)
			per tonne)	(000s)

Red Lake Complex (1)	Proven	800	63.05	1,620
	Probable	2,030	50.42	3,300

	Proven + Probable	2,830	53.98	4,920

Campbell Complex (2)	Proven	1,347	17.0	735
	Probable	4,157	5.3	715

	Proven + Probable	5,504	8.2	1,450

(1)	The Mineral Reserves for the Red Lake Complex have been estimated by Stephen McGibbon, P.Geo., Red Lake Exploration Manager of Goldcorp, who is a qualified person under NI 43-101, and audited by WGM. The Mineral Reserves are classified as proven and probable and are based on the CIM Standards. The Mineral Reserves were calculated using a cut-off grade of 0.4 ounces of gold per ton (13.71 grams of gold per tonne) over a minimum mining width of 4 to 6 feet; values are calculated at a price of $400 per ounce of gold.

(2)	The Mineral Reserves for the Campbell Complex have been estimated by Stephane Blais, at the time Chief Engineer of Placer Dome and currently an employee of Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable and are based on the CIM Standards. The Mineral Reserves were calculated using a cut-off grade of 0.35 ounces of gold per ton (12.00 grams of gold per tonne); calculated at a price of $400 per ounce of gold. The Probable Mineral Reserves include 2,931,000 tonnes of tailings material at a grade of 1.7 grams of gold per tonne, containing 163,000 ounces of gold.

(3)	Numbers may not add up due to rounding.
Measured, Indicated and Inferred Mineral Resources (3)(4)
(excluding Proven and Probable Mineral Reserves)

Mine	Category	Tonnes	Gold Grade	Contained Gold
		(000s)	(grams	(ounces)
			per tonne)	(000s)

Red Lake Complex (1)	Measured	300	11.77	120
	Indicated	1,730	14.60	810

	Measured + Indicated	2,030	14.17	930
	Inferred	1,590	30.55	1,570

Campbell Complex (2)	Measured	2,068	11.6	769
	Indicated	4,571	7.2	1,064

	Measured + Indicated	6,639	8.6	1,833
	Inferred	8,541	11.2	3,086

(1)	The Mineral Resources for the Red Lake Complex have been estimated by Stephen McGibbon, P.Geo., Red Lake Exploration Manager of Goldcorp, who is a qualified person under NI 43-101, and audited by WGM. The Mineral Resources are classified as measured, indicated and inferred and are based on the CIM Standards. The Mineral Resources were calculated using a cut-off grade of 0.4 ounces of gold per ton (13.71 grams of gold per tonne) and are based on a gold price of $450 per ounce.

(2)	The Mineral Resources for the Campbell Complex have been estimated by Anthony Stechishen, at the time Senior Resource geologist of Placer Dome and currently an employee of Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred and are based on the CIM Standards. The Mineral Resources were calculated using a cut-off grade of 0.06 ounces of gold per ton (2.05 grams of gold per tonne) and are based on a gold price of $450 per ounce. The Indicated Mineral Resources include 326,000 tonnes of tailings material at a grade of 1.7 grams of gold per tonne, containing 18,000 ounces of gold.

(3)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(4)	Numbers may not add up due to rounding.
Mineral Reserve and Mineral Resource Estimates
     The figures presented for both Mineral Reserves and Mineral Resources in this Supplement and in the Circular are only estimates. The estimating of Mineral Reserves and Mineral Resources is a subjective process and the accuracy of Mineral Reserve and Mineral Resource estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any Mineral Reserve or Mineral Resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from the estimates. Mineral Reserve or Mineral Resource estimates may have to be recalculated based on a number of factors such as changes in metals prices, further exploration or development activity and actual production experience including changes in production costs or recovery rates. Any recalculation of Mineral Reserves or Mineral Resources could materially and adversely affect estimates of the volume or grade of contained mineralization. A reduction in Mineral Reserve or Mineral Resource estimates could require material writedowns in the investment in the affected mining properties and increased amortization, reclamation and closure charges.

McEwen Application
     On October 2, 2006, after the printing and delivery of the Circular for mailing, Robert R. McEwen (the “Applicant”) filed an application with the Ontario Superior Court of Justice naming Goldcorp as the respondent (the “Application”). The Application requests that the Ontario court, among other things, order Goldcorp to call a meeting of Goldcorp Shareholders to approve the transaction with Glamis. The Application is based on the Applicant’s position that the Arrangement falls under the Business Corporations Act (Ontario), as amended (the “OBCA”), which requires that arrangements under the OBCA be approved by the participating company’s shareholders.
     On October 5, 2006, Goldcorp announced that it will vigorously defend the Application. Goldcorp stated that it is pursuing the Arrangement in compliance with all applicable corporate and securities laws and stock exchange rules and in a manner consistent with numerous other transactions that have been completed by Ontario corporations. Goldcorp said that it believes that there is no basis for the Application and that the Application is misconceived and without legal merit. Goldcorp pointed out that the Arrangement is being carried out under the Business Corporations Act (British Columbia), as amended (the “BCBCA”), not the OBCA and as a result only the Glamis Shareholders need to vote to approve the Arrangement. The reason that the Arrangement is being carried out under the BCBCA is that Glamis is a British Columbia company and it is the Glamis Shareholders who will be exchanging their Glamis Shares for Goldcorp Shares and cash under the Arrangement.
     On October 5, 2006, counsel for Glamis informed counsel for the Applicant that Glamis would seek intervenor status in the Application, which Glamis considers appropriate given the possible effect of the Application on the completion of the Arrangement.
     The Application is expected to be heard by the Ontario court on October 20, 2006.
     If the Application is successful and a Goldcorp Shareholder vote is ordered by the Ontario court, the risk that the Arrangement will not be completed will be greater, as the approval by Goldcorp Shareholders by at least two thirds of the votes cast at the meeting will effectively be added as a condition precedent to the closing of the transaction. There is no certainty that Goldcorp will be able to obtain this level of support for the transaction at such a meeting. As stated in the Circular under “Risk Factors”, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Glamis or Goldcorp, including Glamis Shareholders approving the Arrangement and required regulatory approvals being obtained by Goldcorp. If for any reason the Arrangement is not completed, the market price of Glamis Shares may be adversely affected, as there is no assurance that the Glamis Board will be able to find a party willing to pay an equivalent or a more attractive price for Glamis Shares than the price to be paid pursuant to the terms of the Arrangement Agreement.
     Glamis intends to proceed with the Meeting on October 26, 2006 as scheduled, regardless of the outcome of the Application.
REGULATORY MATTERS
     On October 5, 2006, the United States Federal Trade Commission granted Goldcorp’s and Glamis’ requests for early termination of the waiting period under the HSR Act.
     On October 6, 2006, Goldcorp and Glamis filed a notification of the Arrangement with the Federal Competition Commission (the “Commission”) in Mexico. The review process by the Commission is underway and Glamis expects to be able to provide an update on the status of the filing and the timetable for closing of the Arrangement by the end of October 2006.

AMENDMENT TO THE INTERIM ORDER
     Glamis has obtained an amendment to the Interim Order of the Supreme Court of British Columbia dated September 25, 2006, which amendment authorizes the mailing of this Supplement and any additional supplements or amendments to the Circular, provided that such documents are mailed or delivered to Registered Shareholders and delivered to the Intermediary Registered Shareholders or their agents at least seven days before the date of the Meeting or any postponement or adjournment thereof.
DIRECTORS’ APPROVAL
     The contents and the sending of this Supplement have been approved by the Glamis Board.
DATED: October 13, 2006
ON BEHALF OF
THE BOARD OF DIRECTORS OF
GLAMIS GOLD LTD.
/s/ C. KEVIN MCARTHUR
President and Chief Executive Officer

Glamis Shareholders are reminded that proxies or voting information forms that were sent to them by Computershare Investor Services Inc. must be returned to Computershare before 9:30 a.m. (Vancouver time) on October 24, 2006. Also, a voting information form that was sent to a Glamis Shareholder by an Intermediary Registered Shareholder or its agent, must be returned to the Intermediary Registered Shareholder or its agent as provided for in the voting information form, before 9:30 a.m. (Vancouver time) on October 24, 2006. For the convenience of those Glamis Shareholders who have not yet returned a form of proxy or voting information form, another form is enclosed with this mailing which can be returned in the manner as outlined in the Glamis information circular dated as of September 25, 2006. If you have already submitted a proxy or voting information form and do not wish to change your vote, you do not need to take any action.
QUESTIONS AND FURTHER ASSISTANCE
     If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Glamis’ proxy solicitation agent, at:
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free Number: 1-866-904-8739
Banks and Brokers Call Collect: 1-212-440-9800